OSG SHIP MANAGEMENT, INC. SAVINGS PLAN
c/o OSG Ship Management, Inc.
666 Third Avenue, 5th Floor
New York, New York 10017

July 20, 2006

Ms. Effie Simpson
Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, DC 20549

RE:	OSG Ship Management, Inc. Savings Plan, (the "Company") Form 8-K, filed June 6, 2006 File No. 1-06479

Dear Ms. Simpson:

           We have reviewed your letter to us of June 9, 2006 setting forth staff comments on the OSG Ship Management, Inc. Savings Plan (the "Plan") Form 8-K, filed June 6, 2006. Based on our review, we respond as follows to the staff comments:

SEC Comment

1.

Please amend the Form to state whether the former accountant resigned, declined to stand for re-election or was dismissed, as required by Item 304 of Regulation S-K. Under Item 304, it is not sufficient to state that the company "did not reengage" the accountant. Please revise.

Response

              The Form was amended to state that the former accountant was dismissed. The amended Form is being filed with the Commission herewith.

SEC Comment

2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide in writing a statement from the company acknowledging that the company is responsible for the adequacy and accuracy of the disclosure in the filings;

  staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response

           We acknowledge that: (i) the Plan is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Plan may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           If you want to discuss any of the matters contained in this letter, please feel free to contact me at (212) 578-1839.

Sincerely,

/s/Myles R. Iktin

Myles R. Itkin
Member of Savings Plan Committee